Mail Stop 4561

May 12, 2006

By U.S. Mail and Facsimile to (714) 630-7910

Kenneth J. Cosgrove
Chairman and Chief Executive Officer
Premier Commercial Bancorp
2400 E. Katella Avenue
Suite 125
Anaheim, California 92806

**Re: Premier Commercial Bancorp
          Amendment No. 1 to Registration Statement on Form SB-2
          Filed May 9, 2006
          File No. 333-133061**

Dear Mr. Cosgrove:

        We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note the updating requirements of Rule 310(g) of Regulation S-B.

2.   Please file an updated consent of the independent accountants in your next filing.

Noninterest Income, page 25

3.   Please refer to prior comment # 23.   Please tell us how you considered the guidance
under SFAS 65 paragraphs 23 – 27 and SFAS 91 paragraph 8 when calculating the gain
and recording the sales of originated loans.

Risk Elements, page 33

4.   We note your response to prior comment no. 27. Please revise describe more fully the
different risks that attach to each type of loan in your portfolio.

Note R – Derivative Financial Instruments, page F-30

5.   Please refer to prior comment # 36. We note in your revised disclosure on page 30 that
you use interest rate swaps to hedge 1) the fair value of a fixed rate loan and 2) the cash
flows of your future junior subordinated debentures transaction. For each of your
hedging relationships, please tell us the following:

- The specific terms of each hedged item, including but not limited to the
amortization of the liability, the benchmark interest rate, any conversion or call
features, redeemable or prepayment options, and/or any interest rate deferral
options;

- The specific terms of each hedging instrument;

- The specific hedged risk you identify in your hedge documentation;

- How you specifically qualify under each of the criteria outlined in paragraph 68
of SFAS 133 to use the shortcut method to assess hedge effectiveness; and

- The method you use to calculate hedge ineffectiveness for each type of hedge.

6.   We note in your revised disclosure the junior subordinated debt securities are projected to
be funded in the second quarter of 2006 by Premier Commercial Bancorp Trust III.
Please tell us if there are any factors outside your control which could prohibit the
transaction for closing (i.e. the unsuccessful completion of your initial public offering).
Refer to paragraph 29.b of SFAS 133.

7.   Please refer to prior comment # 37. We note that you have "the right to defer payments
of interest on the debt securities by extending the interest payment period on the debt
securities for up to 20 consecutive quarterly periods" as noted in Section 2.11 of your
indentures related to Trust I and II.   Please tell us whether this clause exists in the Trust
III indenture, whether the Trust III debentures have been funded as of the current date

and how this deferral clause impacts your determination of hedge accounting. Please cite the authoritative guidance you relied upon to support your accounting.

8.   In your response letter addressing comment no. 36 in our letter dated May 3, 2005, you state that you have complied with paragraphs 28-30 of SFAS No. 133 and that your consultant advises whether or not short-cut accounting is appropriate. We note that disclosures in your revised amendment indicate you have exclusively applied the short cut method. Please confirm in your next response letter that you are in fact applying the short cut method to each individual hedge or revise the filing as necessary. Also please give careful consideration to paragraph 45 of SFAS No. 133 to ensure you have complied with all the disclosure provisions related to all your hedges.

*   *   *

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paula Smith, Staff Accountant, at (202) 551-3696 or John Nolan, Accounting Branch Chief, (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3493 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Gary Steven Findley, Esq.
        Gary Steven Findley & Associates
        1470 North Hundley
        Anaheim, California 92806